RMS

17003360

SEC
Mail Processing
Section

DEC 21 2017

Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-34448 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

961 Matley Lane #110
(No. and Street)

Reno (City) Nevada (State) 89502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Valentine 775-346-3080 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – if individual, state last, first, middle name)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RECEIVED
2018 JAN -5 PM 2:48
SEC / TM

DM

## OATH OR AFFIRMATION

I, Gene Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

CHRM / CEO

Title

Notary Public

VICTORIA SILVA
Notary Public - State of Nevada
County of Washoe
APPT. NO. 13-9776-2
My App. Expires Jan. 10, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2017

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

TABLE OF CONTENTS

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Financial West Investment Group, Inc dba Financial West Group.
Reno, Nevada

I have audited the accompanying statement of financial condition of Financial West Investment Group, Inc. dba Financial West Group. as of September 30, 2017 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial West Investment Group, Inc. dba Financial West Group's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc. dba Financial West Group. as of September 30, 2017 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended September 30, 2017 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Financial West Investment Group, Inc. dba Financial West Group's financial statements. The supplemental information is the responsibility of Financial West Investment Group, Inc. dba Financial West Group's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 27, 2017

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Statement of Financial Condition
September 30, 2017

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 67,336 |
| Cash Held for Customers | | 2,206,311 |
| Receivable from Sale of Assets | | 433,778 |
| Commissions Receivable | | 321,531 |
| Marketable Securities, Owned | | 73,295 |
| Precious Metals | | 70,619 |
| Prepaid Expenses | | 45,763 |
| Warrants | | 5,148 |
| Furniture and Equipment | | |
| Net of Accumulated Depreciation of $33,403 | | 9,033 |
| Note Receivable from Related Party | | 279,582 |
| Other Receivables | | 53,131 |
| Deposits with Clearing Organizations | | 75,000 |
| Deposits | | 38,000 |
| Other Assets | | 11,820 |
| Total Assets | $ | 3,690,347 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---|
| Accounts Payable and Accrued Expenses | $ | 140,684 |
| Payroll Payable | | 52,534 |
| Commissions Payable | | 267,754 |
| Income Taxes Payable | | 115,951 |
| Cash Held for Customers | | 2,206,311 |
| Total Liabilities | $ | 2,783,234 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common Stock, no par value, 10,000 shares authorized, 2,500 shares issued and outstanding | $ | 125,000 |
| Additional Paid-in-Capital | | 398,278 |
| Retained Earnings | | 383,835 |
| Total Stockholder's Equity | $ | 907,113 |
| Total Liabilities and Stockholder's Equity | $ | 3,690,347 |

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Statement of Income
For the Year Ended September 30, 2017

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ | 19,094,618 |
| Investment Advisory Fees | | 7,879,542 |
| Interest and Dividends | | 365,517 |
| Net Trading Gain | | 584,958 |
| Clearing and Transactions Income | | 681,220 |
| Due Diligence Income | | 233,712 |
| Asset Sale | | 783,777 |
| Other | | 376,811 |
| Total Revenues | $ | 30,000,155 |
| **EXPENSES** | | |
| Accounting | $ | 225,515 |
| Commissions and Clearing Charges | | 23,966,459 |
| Communications | | 94,600 |
| Information Technology | | 211,373 |
| Consulting | | 229,571 |
| Depreciation | | 8,487 |
| Dues and Licensing Costs | | 32,177 |
| Employee Compensation and Benefits | | 2,817,289 |
| Equipment Rental | | 21,097 |
| Fees and Adjustments | | 376,866 |
| Insurance Expense | | 37,613 |
| Interest Expense | | 4,230 |
| Legal and Settlements | | 259,233 |
| Management Fees | | 56,083 |
| Occupancy | | 248,000 |
| Office Supplies and Expense | | 112,777 |
| Postage and Shipping | | 45,246 |
| Quote Systems Expense | | 192,788 |
| Regulatory Fees | | 107,927 |
| Taxes and Licenses | | 15,422 |
| Other Operating Expenses | | 644,369 |
| Total Expenses | $ | 29,707,122 |
| NET INCOME BEFORE INCOME TAX EXPENSE | $ | 293,033 |
| LESS: INCOME TAX EXPENSE | | 115,951 |
| NET INCOME | $ | 177,082 |

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Statement of Stockholder's Equity
For the Year Ended September 30, 2017

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Beginning balance, October 1, 2016 | $ 125,000 | $ 398,278 | $ 206,753 | $ 730,031 |
| Net Income | - | - | 177,082 | 177,082 |
| Ending balance, September 30, 2017 | $ 125,000 | $ 398,278 | $ 383,835 | $ 907,113 |

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Statement of Cash Flows
For the Year Ended September 30, 2017

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Income | $ | 177,082 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Non-cash items included in net income: | | |
| Depreciation Expense | | 8,487 |
| Bad Debt Expense | | 7,436 |
| (Increase) decrease in assets | | |
| Receivable from Sale of Assets | | (433,778) |
| Commissions Receivable | | 1,026,605 |
| Marketable Securities | | 777,361 |
| Precious Metals | | 229,934 |
| Prepaid Expenses | | 62,471 |
| Warrants | | (5,148) |
| Note Receivable from Related Party, Net | | (66,988) |
| Other Receivables | | 20,631 |
| Deposits with Clearing Organizations | | 5,000 |
| Deposits | | (28,000) |
| Cash Held for Customers | | (1,743,524) |
| Increase (decrease) in liabilities | | |
| Accounts Payable and Accrued Expenses | | (165,948) |
| Payroll Payable | | 52,534 |
| Commissions Payable | | (2,260,785) |
| Income Taxes Payable | | 115,951 |
| Cash Held for Customers | | 1,743,524 |
| Total adjustments | | (654,237) |
| Net cash used in operating activities | $ | (477,155) |
| Net decrease in cash | $ | (477,155) |
| Cash at beginning of year | | 544,491 |
| Cash at end of year | $ | 67,336 |

Supplemental Disclosures

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | 4,230 |
| Income taxes | $ | 2,006 |

The accompanying notes are an integral part of these financial statements

**Note 1: ORGANIZATION AND NATURE OF BUSINESS**

The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company also receives revenue from investment banking and due diligence and other services. The Company is registered with the U.S. Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company withdrew its membership from the National Futures Association (NFA) on July 3, 2017. The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

On August 18, 2017, the Company entered into an "asset sale" of the Company's customer and sales representative book of business to another broker-dealer. Under the terms of the sale, the Company recognized $788,778 of income during the current period, with a balance of $433,778 due October 1, 2017, which was subsequently collected.

**Note 2: SIGNIFICANT ACCOUNTING POLICIES**

Recognition of revenue and expense

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the trade date.

Cash

For purposes of reporting cash flows, cash includes cash in banks and cash held at the Company's clearinghouses. Cash consist of demand deposits and is not held for sale in the ordinary course of business.

Commissions receivable

Commissions receivable is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities valuation

Trading securities are reported at fair values with unrealized gains and losses included in operations. The Accounting Standards Codification of Fair Value Measurements and Disclosures (ASC 820) establishes a framework for measuring fair value.

Fair Value Measurement

FASB ASC 820 defines fair value and establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

**Note 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value Measurement (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2017:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Marketable Securities | $ 73,295 | | | $ 73,295 |
| Precious Metals | | $ 70,619 | | $ 70,619 |
| Warrants | | | $ 5,148 | $ 5,148 |
| Total Investments at Fair Value | $ 73,295 | $ 70,619 | $ 5,148 | $ 149,062 |

The following is a description of the valuation methodologies used for assets measured at fair value. Such methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

*Common Stock, Options and Debt Securities* - Valued at the closing price reported in the active market in which the securities are traded.

*Precious Metals* – The Company's precious metals consists of $41,134 in gold and $29,485 in silver at September 30, 2017. The precious metals are stored on-site in a secure facility. They are valued by utilizing the price per troy ounce as listed by national exchanges. Gains or losses from changes in the value of precious metals are recorded in Other proprietary trading. Losses from investments in precious metals were $32,256 in the current year.

**Note 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no contributions on behalf of employees to this plan for the year ended September 30, 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows. Significant estimates made were deferred taxes and investment valuations.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments with off-balance sheet risk

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

**Note 3: CASH HELD FOR CUSTOMERS**

Cash held for customers are funds held on behalf of customers in a special reserve account for the exclusive benefit of customers for the purchase of secondary limited partnerships. The special reserve account has been established to comply with Rule 15c3-3 under the Securities Act of 1934. The account shall be segregated on the books and records and at no time shall the account secure, directly or indirectly, any loan, right, charge, security interest, lien or claim of any kind. An employee of the Company facilitates the transactions in this account based on designated forms and written instructions.

**Note 4: RECEIVABLE FROM CLEARING ORGANIZATIONS PAYABLE TO BROKER-DEALERS**

Amounts receivable from clearing organizations as of September 30, 2017 consist of the following:

| | |
|---|---|
| Receivable from clearing organizations | $ 121,575 |

**Note 5: DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Company maintains a cash deposit account with its clearing broker in addition to other cash accounts. The balance at September 30, 2017 was $75,000.

**Note 6: NET CAPITAL REQUIREMENT**

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At September 30, 2017, the Company's net capital of $330,453 exceeded the minimum net capital requirement of $185,549 by $144,904, and the ratio of aggregate indebtedness to net capital was 8:42:1, which is less than the 15:1 maximum ratio requirement.

**Note 7: RELATED PARTY TRANSACTIONS**

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $56,083 during the year ended September 30, 2017 related to compensation provided to the firm by a registered principal.

The company has an outstanding note receivable from the CEO, due on demand with interest rate of 7%. At September 30, 2017, the notes receivable had a balance of $279,582.

Throughout the year ended September 30, 2017, the Company advanced funds to the Company's CEO. At year end, the officer received a salary of $1,000,000 to reduce the balance.

The Company leases office space from the principal stockholder of Paradox Holdings, Inc., under a lease term of 36 months beginning September 30, 2016, ending August 31, 2017, when the company relocated and any remaining amount on the lease was cancelled with no penalty.

**Note 8: INCOME TAXES**

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes.

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax owed that is included in the statement of income is as follows:

| | | |
|---|---|---|
| Federal | $ | 85,936 |
| State | $ | 30,015 |
| Income Taxes Payable | $ | 115,951 |

**Note 8: INCOME TAXES (CONTINUED)**

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, Accounting for Uncertainty in Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

**Note 9: EQUIPMENT AND IMPROVEMENTS**

Equipment is recorded at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets., For the year ended September 30, 2017, Equipment and improvements consist of the following:

| | | Estimated Useful Life |
|---|---|---|
| Computer Equipment | $ 38,190 | 5 years |
| Leasehold Improvements | 4,246 | 5 years |
| Less: Accumulated depreciation | ( 33,403) | |
| | 9,033 | |
| Current Depreciation | $ 8,487 | |

**Note 10: COMMITMENTS AND CONTINGENCIES**

Office Lease (Reno, Nevada)

The Company leases office space in Reno, Nevada under a lease term of 36 months beginning September 1, 2017 with a monthly payment of $28,000. For the year ended September 30, 2017, the following is a schedule of future rent payments:

| Year ending | |
|---|---|
| September 30, 2018 | $ 336,000 |
| September 30, 2019 | $ 336,000 |
| September 30, 2020 | $ 308,000 |
| | $ 980,000 |

For the year ended September 30, 2017, rent expense was $248,000.

Litigation

The Company has been named as a defendant in lawsuits incidental to its securities business that claim substantial damages.

The Company's legal counsel has stated that the Company has meaningful legal and factual defenses to various claims that are currently pending. The Company recognizes a liability from litigation if a liability is probable and the amount can be reasonably estimated. Based on these criteria and in consultation with legal counsel the Company has not accrued settlement expenses for claims that are pending as of September 30, 2017.

**Note 10: COMMITMENTS AND CONTINGENCIES (CONTINUED)**

Litigation (Continued)

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy is provided by a non-affiliated, outside insurer. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes exclusions and limitations for various types of business activities conducted by the Company on a regular basis. For each loss there is a $75,000 deductible for the Company and a $15,000 deductible for licensed representatives. Policy deductibles vary for certain lines of business.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. There is a $20,000 deductible for the Company.

**Note 11: SUBSEQUENT EVENTS**

The management has reviewed the results of operations for the period of time from its year end September 30, 2017 through November 27, 2017 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Schedule I
Statement of Net Capital
September 30, 2017

| | | Focus 09/30/2017 | Audit 09/30/2017 | Change |
|---|---|---|---|---|
| Stockholder's Equity, 09/30/2017 | | $ 900,828 | $ 907,113 | (6,285) |
| | | | | - |
| Less: Non-allowable Assets | | | | - |
| Other Receivables | | 53,130 | 53,130 | - |
| Furniture and Equipment | | 9,035 | 9,035 | - |
| Note Receivable from Related Party | | 279,582 | 279,582 | - |
| Warrants | | 5,148 | 5,148 | - |
| Precious Metals | | 70,619 | 70,619 | - |
| Prepaid Expenses | | 45,763 | 45,763 | - |
| Deposits | | 10,000 | 38,000 | (28,000) |
| Other Assets | | 11,820 | 11,820 | - |
| | | | | - |
| Other Deductions | | 630 | 630 | - |
| Tentative net capital | | $ 415,101 | $ 393,386 | (21,715) |
| Haircuts: | | 62,933 | 62,933 | - |
| NET CAPITAL | | $ 352,168 | $ 330,453 | (21,715) |
| Minimum net capital | | 184,261 | 185,549 | (1,288) |
| Excess net capital | | $ 167,907 | $ 144,904 | (23,003) |
| Aggregate indebtedness | | $ 2,763,918 | $ 2,783,234 | (19,316) |
| Ratio of aggregate indebtedness to net capital | | 7.85:1 | 8.42:1 | - |
| Reconciliation of difference between audit and FOCUS | | | | |
| Accrual of tax and legal liability | | 123,127 | | |
| Less: | | | | |
| Accrued expenses | (129,412) | | | |
| Reclassification of lease deposit | 28,000 | | | |
| | | (101,412) | | |
| | | 21,715 | | |
| AI standard increase in minimum net capital | | 1,288 | | |
| Excess Net Capital | | 23,003 | | |

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

September 30, 2017

## Schedule II
## Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii)

## Schedule III
## Information Relating to Possession or Control
## Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Financial West Investment Group, Inc.
dba Financial West Group
Reno, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Financial West Investment Group, Inc. dba Financial West Group, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial West Investment Group, Inc. dba Financial West Group claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and 15c3-3:(k)(2)(i) (the "exemption provision") and (2) Financial West Investment Group, Inc. dba Financial West Group, stated that Financial West Investment Group, Inc. dba Financial West Group, met the identified exemption provision throughout the most recent fiscal year without exception Financial West Investment Group, Inc. dba Financial West Group's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Financial West Investment Group, Inc. dba Financial West Group's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 27, 2017

Financial West Group
FWG
961 Matley Lane, Suite 110
Reno, NV 89502
(775) 346-3080 • Fax: (775) 346-3082
http://www.fwg.com

## Assertions Regarding Exemption Provisions

Financial West Group (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

**Identified Exemption Provision**

The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision**

The Company met the identified exemption provisions without exception throughout the period October 1, 2016 to September 30, 2017.

I, Gene Valentine, swear (or affirm) that, to the best of my knowledge and belief, this statement is true and correct.

**Financial West Group**

**By:** Gene Valentine

**Title:** Chief Executive Officer

**Date:** November 27, 2017